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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Delivers 18 Commercial and 15 Executive Jets in 1Q17

São José dos Campos, Brazil, April 13, 2017 – During the first quarter of 2017 (1Q17), Embraer (NYSE: ERJ; BM&FBOVESPA: EMBR3) delivered 18 jets to the commercial aviation market across the U.S., Europe and China. In the business aviation market, 15 aircraft were delivered in the same period, being 11 light jets and 4 large jets. On March 31, Embraer’s firm order backlog totaled USD 19.2 billion.

See the details below:

Deliveries by Segment	1Q17

Commercial Aviation	18
EMBRAER 175 (E175)	16
EMBRAER 195 (E195)	2

Executive Aviation	15*
Light jets	11
Large jets	4

TOTAL	33

*3 Phenom 100, 8 Phenom 300, 1 Legacy 450, 1 Legacy 500, 1 Legacy 650, 1 Lineage 1000

The quarter’s main highlight was the rollout followed by the first flight of another member of the E2 family, ahead of schedule: the E195-E2, the largest aircraft of the family – and the most efficient aircraft in the single aisle jet market.The flight, originally scheduled for the second half of this year, took place on March 29, only three weeks after the aircraft presentation ceremony.

Also during this quarter it was announced that Widerøe, the largest regional airline in Scandinavia, will be the first airline in the world to receive the brand-new E190-E2 jet, the first member of the E-Jets E2. As the launch operator of the model, Widerøe will receive their first aircraft inthe first half of 2018.

Embraer also announced that Azul Brazilian Airlines, the largest operator of the E195s in the world, will be the launch operator of the E195-E2. Azul’s contract is for up to 50 aircraft, being 30 firm orders and 20 purchase rights.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	pressEMEA@embraer.fr Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

In the executive jets business unit, now led by Michael Amalfitano, the main highlight of the quarter was the confirmation of another record set in the industry. With 63 units delivered in 2016, the Phenom 300 was for the fourth consecutive year the world's best-selling executive jet, according to a report made by the General Aviation Manufacturers Association (GAMA). The Phenom 300 accumulates 266 deliveries since 2013 - 11% more units than the second most delivered jet in the same period.

During this period, Embraer also delivered the first Phenom 100EV to an undisclosed U.S. customer. An evolution of the Phenom 100, which entered service in 2008, the Phenom 100EV delivers better performance with new avionics and modified engines.

	Backlog - Commercial Aviation (March 31, 2017)
				Firm Order
Aircraft Type	Firm Orders	Options	Deliveries	Backlog
E170	193	6	190	3
E175	525	209	437	88
E190	590	55	534	56
E195	166	3	156	10
175-E2	100	100	0	100
190-E2	85	107	0	85
195-E2	90	80	0	90
Total	1.749	560	1.317	432
Note: Deliveries and firm order backlog include orders for the Defense segment placed by State-run airlines (Satena and TAME).

Follow us on Twitter: @EmbraerSA

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	pressEMEA@embraer.fr Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	pressEMEA@embraer.fr Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 170	193		3
Airnorth (Australia)	1	1	-
Alitalia (Italy)	6	6	-
BA CityFlyer (UK)	6	6	-
Cirrus (Germany)	1	1	-
ECC Leasing (Ireland)	6	6	-
EgyptAir (Egypt)	12	12	-
Finnair (Finland)	10	10	-
GECAS (USA)	9	9	-
JAL (Japan)	20	17	3
Jetscape (USA)	6	6	-
LOT Polish (Poland)	1	1	-
Petro Air (Libya)	2	2	-
Regional (France)	10	10	-
Republic Airlines (USA)	48	48	-
Satena (Colombia)	1	1	-
Saudi Arabian Airlines (Saudi Arabia)	15	15	-
Sirte Oil (Libya)	1	1	-
Suzuyo (Japan)	2	2	-
TAME (Ecuador)	2	2	-
US Airways (USA)	28	28	-
Virgin Australia (Australia)	6	6	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 175	525	437	88
Air Canada (Canada)	15	15	-
ECC Leasing (Ireland)	1	1	-
Air Lease (USA)	8	8	-
Alitalia (Italy)	2	2	-
American Airlines (USA)	60	53	7
CIT (USA)	4	4	-
Flybe (UK)	15	11	4
GECAS (USA)	5	5	-
Horizon Air / Alaska	33	1	32
KLM (Netherlands)	17	7	10
LOT Polish (Poland)	12	12	-
Mesa (USA)	7	7	-
NAC / Aldus (Ireland)	-	-	-
NAC / Jetscape (USA)	4	4	-
Northwest (USA)	36	36	-
Oman Air (Oman)	5	5	-
Republic Airlines (USA)	117	117	-
Royal Jordanian (Jordan)	2	2	-
TRIP (Brazil)	5	5	-
United Airlines (USA)	65	41	24
Skywest (USA)	104	93	11
Suzuyo (Japan)	8	8	-

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	pressEMEA@embraer.fr Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	590	534	56
Aero Republica (Colombia)	5	5	-
Aeromexico (Mexico)	12	12	-
Air Astana (Kazakhstan)	2	2	-
Air Canada (Canada)	45	45	-
Air Caraibes (Guadeloupe)	1	1	-
Air Lease (USA)	23	23	-
Air Moldova (Moldova)	1	1	-
Augsburg (Germany)	2	2	-
Austral (Argentina)	22	22	-
AZAL (Azerbaijan)	6	4	2
Azul (Brazil)	5	5	-
BA CityFlyer (UK)	9	9	-
BOC Aviation (Singapore)	14	14	-
Conviasa (Venezuela)	16	16	-
China Southern (China)	20	20	-
CIT (USA)	7	7	-
Copa (Panama)	15	15	-
Dniproavia (Ukraine)	5	5	-
ECC Leasing (Ireland)	1	1	-
Finnair (Finland)	12	12	-
GECAS (USA)	27	27	-
Guizhou / Colorful (China)	9	6	3
Hainan (China)	50	50	-
Hebei (China)	7	6	1
JAL (Japan)	11	5	6
JetBlue (USA)	88	64	24
Kenya Airways (Kenia)	10	10	-
KLM (Netherlands)	24	24	-
KunPeng (China)	5	5	-
LAM (Mozambique)	2	2	-
Lufthansa (Germany)	9	9	-
M1 Travel (Lebanon)	8	8	-
NAC / Aldus (Ireland)	24	4	20
NAC / Jetscape (USA)	9	9	-
NAS Air (Saudi Arabia)	3	3	-
NIKI (Áustria)	7	7	-
Regional (France)	10	10	-
Republic (USA)	2	2	-
Taca (El Salvador)	11	11	-
TAME (Ecuador)	3	3	-
TRIP (Brazil)	3	3	-
US Airways (USA)	25	25	-
Virgin Austrália (Australia)	18	18	-
Virgin Nigeria (Nigeria)	2	2	-

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	pressEMEA@embraer.fr Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 195	166	156	10
Arkia (Israel)	1	1	-
Aurigny (Guernsey)	1	1	-
Azul (Brazil)	59	59	-
Belavia (Belarus)	2	2	-
BOC Aviation (Singapore)	1	1	-
Flybe (UK)	14	14	-
GECAS (USA)	12	12	-
Globalia (Spanish)	12	12	-
Hainan (China)	20	10	10
LOT Polish (Poland)	4	4	-
Lufthansa (Germany)	34	34	-
Montenegro (Montenegro)	1	1	-
NAC / Jetscape (USA)	2	2	-
Royal Jordanian (Jordan)	2	2	-
Trip (Brazil)	1	1	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 175-E2	100	-	100
Skywest (USA)	100	-	100

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 190-E2	85	-	85
Air Costa (India)	25	-	25
Aircastle (USA)	15	-	15
Aercap (Ireland)	25	-	25
ICBC (China)	10	-	10
Hainan (China)	2	-	2
Wideroe (Norway)	3	-	3
Kalstar (Indonesia)	5	-	5

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 195-E2	90	-	90
Air Costa (India)	25	-	25
Aircastle (USA)	10	-	10
Aercap (Ireland)	25	-	25
Azul (Brazil)	30	-	30

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	pressEMEA@embraer.fr Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer